UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the provisions of the Securities Market legislation and further to the inside information dated 5 February 2026 (with CNMV registration number 3078), hereby communicates the following:

INSIDE INFORMATION

The Board of Directors of BBVA has resolved to propose to the Annual General Meeting a cash payment in a gross amount of EUR 0.60 per share as final dividend for 2025 to be paid on 10 April 2026. The main characteristics of the payment are detailed below:

Gross dividend per share: EUR 0.60

Net dividend per share: EUR 0.4860 (withholding tax rate of 19% currently in force)

Last trading date: 7 April 2026

Ex-dividend date: 8 April 2026

Record date: 9 April 2026

Payment date: 10 April 2026, according to the regulations applicable to the depositary entities and using the means that IBERCLEAR makes available to such entities

Madrid, 13 February 2026

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 13, 2026	By:	/s/ Ignacio Férnandez-Palomero Morales
	Name:	Ignacio Férnandez-Palomero Morales
	Title:	Global Head of Capital & Active Balance Sheet Management